Exhibit 99.1

Battle Mountain Gold Inc.

Condensed Consolidated Interim Financial Statements

Nine Months Ended July 31, 2014 - AMENDED

Expressed in Canadian Dollars

(Unaudited – Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited amended condensed consolidated interim financial statements of Battle Mountain Gold Inc. (the “Company”) have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

BATTLE MOUNTAIN GOLD INC.
AMENDED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars, unless otherwise stated)
As at

	July 31,	October 31,
	2014	2013
	(Unaudited)

ASSETS

Current Assets
Cash	$262,171	$306,285
Funds held in trust (Note 3)	46,000	-
Marketable securities	3,468	-
Prepaid	13,000	-
Receivables (Note 4)	16,297	-

Total current assets	340,936	306,285

Non-Current Assets
Exploration and evaluation assets (Note 5)	2,532,730	356,464

Total non-current assets	2,532,730	356,464

Total Assets	$2,873,666	$662,749

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Trade and other payables (Note 6)	$210,700	$158,892
Loan payable (Note 8)	-	125,347

Total current liabilities	210,700	284,239

Shareholders’ Equity
Share capital (Note 7)	3,249,174	621,252
Share subscription advances	-	35,000
Warrants	13,700	-
Accumulated other comprehensive income	22,928	4,869
Deficit	(622,836)	(282,611)

Total shareholders’ equity (deficiency)	2,662,966	378,510

Total Liabilities and Shareholders’ Equity	$2,873,666	$662,749

Nature of business and continuance of operations (Note 1)
Subsequent events (Note 12)

These amended condensed consolidated interim financial statements are authorized for issue by the Board of Directors on November 6, 2014.

The accompanying notes are an integral part of these amended condensed consolidated interim financial statements.

BATTLE MOUNTAIN GOLD INC.
AMENDED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
For the three and nine months ended July 31, 2014 and 2013 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	July 31,	July 31,	July 31,	July 31,
	2014	2013	2014	2013

EXPENSES
Accounting and audit	$10,464	$-	$49,976	$-
Consulting	(7,316)	-	-	-
Filing fees	26,547	-	58,822	-
Insurance	2,783	-	2,783	-
Interest	2,783	856	2,783	1,251
Legal fees	22,108	7,710	99,805	65,852
Office and rent	9,293	-	9,293	-
Public relations	5,617	-	5,617	-
Salaries and benefits	69,334	-	69,334	-
Share-based payments	69,334	-	69,334	100,000
Travel	4,079	-	4,079	-

	(142,909)	(8,566)	(299,709)	(167,103)

OTHER INCOME (EXPENSES)
Foreign exchange gain	7,022	-	6,741	-
Interest earned	-	-	2,743	-
Write-down of exploration assets	-	-	(50,000)	-

	7,022	-	(40,516)	-

Loss for the period	$(135,887)	(8,566)	$(340,225)	$(167,103)

Other comprehensive loss
Exchange difference on translation of foreign operations	-	(958)	-	(6,138)

Total comprehensive loss	$(135,887)	(9,524)	$(340,225)	$(173,241)

Basic and diluted loss per common share	$(0.01)	$(0.00)	$(0.02)	$(0.08)

Weighted average number of common shares outstanding	24,901,190	4,000,001	18,083,881	1,992,674

The accompanying notes are an integral part of these amended condensed consolidated interim financial statements.

BATTLE MOUNTAIN GOLD INC.
AMENDED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the nine months ended July 31, 2014 and 2013 (unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

	Share Capital
	Number of Shares	Amount	Warrants	Share subscription Advances	Accumulated other comprehensive income (loss) cumulative translation adjustment	Deficit	Total

Balance at October 31, 2012	1	$-	$-	$100,000	$37	$(48,967)	$51,070

Shares issued for exploration and evaluation assets	2,000,000	200,000	-	-	-	-	200,000
Shares issued for cash	2,000,000	200,000	-	(100,000)	-	-	100,000
Share issue costs	-	(14,606)	-	-	-	-	(14,606)
Loss for the period	-	-	-	-	-	(167,103)	(167,103)
Other comprehensive loss for the period	-	-	-	-	(6,138)	-	(6,138)

Balance at July 31, 2013	4,000,001	385,394	-	-	(6,101)	(216,070)	163,223
Shares issued for cash	2,400,000	240,000	-	-	-	-	240,000
Shares issue costs	-	(4,142)	-	-	-	-	(4,142)
Share subscription advances	-	-	-	35,000	-	-	35,000
Share repurchased by the Company	(1)	-	-	-	-	-	-
Loss for the period	-	-	-	-	-	(66,541)	(66,541)
Other comprehensive income for the period	-	-	-	-	10,970		10,970

Balance at October 31, 2013	6,400,000	621,252	-	35,000	4,869	(282,611)	378,510
Shares issued for exploration and evaluation assets	500,000	50,000	-	-	-	-	50,000
Shares issued for cash	8,250,000	825,000	-	(35,000)	-	-	790,000
Shares issued as finders’ fee	270,000	-	-	-	-	-	-
Shares of Madison at the RTO date	11,041,386	1,766,622	-	-	-	-	1,766,622
Warrants fair value		(13,700)	13,700	-	-	-	-
Loss for the period	-	-	-	-	-	(340,225)	(340,225)
Other comprehensive income for the period	-	-	-	-	18,059		18,059

Balance at July 31, 2014	26,461,386	$3,249,174	$13,700	$-	$22,928	$(622,836)	$2,662,966

The fair value of the 250,000 warrants deemed granted ($13,700) was estimated using the Black-Scholes option-pricing model, using the following weighted average assumptions: risk-free interest rate – 0.99%; expected life – 0.92 years; expected volatility – 182%; expected forfeitures – nil%; and expected dividends – nil.

BATTLE MOUNTAIN GOLD INC. (formerly Madison Minerals Inc.)
AMENDED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
For the nine months ended July 31,2014 and 2013 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

	Nine months	Nine months
	ended	ended
	July 31,	July 31,
	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(340,225)	$(167,103)
Items not affecting cash:
Interest expense	-	1,251
Share-based payment	-	100,000
Write-down of exploration and evaluation asset	50,000	-

Changes in non-cash working capital items:
Prepaid and receivables	(21,053)	-
Trade and other payables	(141,710)	63,895

Net cash used in operating activities	(452,988)	(1,957)

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation asset	(216,837)	(182)
Cash received on acquisition of subsidiary	7,923	-
Funds held in trust	(46,000)	-

Net cash used in investing activities	(254,914)	(182)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from share issuance	790,000	-
Repayments of loans payable	(145,347)	-
Loans received	20,000	-

Net cash from financing activities	664,653	-

Effect of exchange rate fluctuation on cash	(865)	(6,138)

Change in cash	(44,114)	(8,277)
Cash, beginning of period	306,285	39,136

Cash, end of period	$262,171	$30,859

Non-cash investing and financing activities
Shares issued for acquisition and exploration assets	$50,000	$200,000
Shares issued on conversion of prior year share subscriptions	$-	$100,000
Share capital ascribed to share based payments (Note 4)	$-	$100,000
Share issue costs accrued through accounts payable and accrued liabilities	$-	$14,606
Exploration and evaluation assets paid by loans from related party	$-	$72,603

The accompanying notes are an integral part of these amended condensed consolidated interim financial statements.

BATTLE MOUNTAIN GOLD INC.
Notes to the Amended condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
For the Nine Months Ended July 31, 2014

1. NATURE OF BUSINESS AND CONTINUANCE OF OPERATIONS

Battle Mountain Gold Inc. (the "Company" or “BMG”) was incorporated under the laws of the Province of British Columbia, Canada on April 2, 2012, and its principal business activity is the exploration of mineral properties. The Company's corporate office is located at 300 – 1055 West Hastings Street, Vancouver, British Columbia.

On May 14, 2014, the Company and its securityholders (the “BMG Securityholders”) completed a Share Exchange Agreement with Madison Minerals Inc. (“Madison”), a public company listed on the TSX Venture Exchange (the “Exchange”), pursuant to which the BMG Securityholders transferred all of their common shares of the Company in exchange for common shares of Madison on a 1:1 ratio. Warrants of BMG (“BMG Warrants”) were cancelled and each holder of BMG Warrants was issued Madison replacement warrants that entitle the holder to acquire that number of common shares of Madison that is equal to the number of common shares of BMG that such holder was entitled to acquire under the BMG Warrants previously held. The transaction resulted in the former BMG Securityholders owning approximately 58% of the issued and outstanding common shares of the resulting issuer, and therefor constituted a Reverse Takeover (the “RTO”) under the policies of Exchange. The ongoing entity has adopted the name Battle Mountain Gold Inc. The former Battle Mountain Gold Inc. has been identified for accounting purposes as the acquirer, and accordingly the entity is considered to be a continuation of BMG and the net assets of Madison at the date of the RTO are deemed to have been acquired by BMG (Note 13). These amended condensed consolidated financial statements include the result of operations of Madison from May 14, 2014. The comparative figures are those of the former BMG.

Prior to the completion of the RTO, Madison also was in the business of mineral exploration. Madison, through its wholly owned US subsidiary, Madison Enterprises (Nevada) Inc. (“Madison US”), held and continues to hold a 60% participating interest in the Lewis Gold Project, a joint venture under the laws of the State of Nevada consisting of Madison US and Nevada Royalty Corp. (“NRC”) (formerly Great American Minerals, Inc.) The joint venture to which Madison and NRC are parties currently holds a 100% interest in the Lewis Property. Prior to the completion of the RTO, BMG held, and continues to hold, an option to acquire the other 40% participating interest in the Lewis Gold Project, as set out in Note 5. Accordingly, the continuing entity has the potential to own 100% of the Lewis Property once the option set out in Note 5 is exercised.

These amended condensed consolidated interim financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon obtaining necessary financing to meet the Company’s commitments as they come due and to fund future exploration and development of economically recoverable reserves or potential business acquisitions, securing and maintaining title and beneficial interest in the properties and attaining future profitable production. At July 31, 2013 the Company had cash of $262,171 and working capital of $130,236. These amounts are viewed by management as insufficient to sustain the Company’s operations for longer than one further fiscal quarter. This casts significant doubt on the Company’s ability to continue as a going concern. Failure to continue as a going concern would require that assets and liabilities be recorded at their liquidation values, which might differ significantly from their carrying values. Management is of the opinion that sufficient working capital can be obtained through the issuance of additional common shares or by obtaining loans from certain shareholders to meet the Company’s liabilities and commitments as they come due but this opinion is subject to considerable uncertainty.

Although these amended condensed consolidated interim financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, the above noted conditions raise significant doubt regarding the Company’s ability to continue as a going concern. These amended condensed consolidated interim financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business. These adjustments could be material.

BATTLE MOUNTAIN GOLD INC.
Notes to the Amended condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
For the Nine Months Ended July 31, 2014

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance

The amended condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee ("IFRIC") applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, “Interim Financial Reporting.. The amended condensed consolidated interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in and should be read in conjunction with the annual financial statements for the year ended October 31, 2013, which have been prepared in accordance with IFRS as issued by the IASB.

(b) Basis of Preparation

The amended condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial assets at fair value through profit or loss, and available-for-sale shares or assets which are stated at their fair value. In addition these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c) Basis of Consolidation

These consolidated financial statements include the accounts of BMG Mining Inc. (“BMGMI”), which is the group parent company for accounting purposes, BMGMI’s wholly owned subsidiaries Battle Mountain Gold (USA), Inc. and Battle Mountain Gold Inc. (“BMGI”) (formerly Madison), and BMGI’s wholly owned subsidiary, Madison US. Prior to the RTO

BMGMI was known as Battle Mountain Gold Inc. which changed its name to BMGMI effective the RTO date. Madison changed its name to BMGI at the same time.

(d) New Accounting Standards Adopted

The Company adopted the following accounting standards on November 1, 2013. The Adoption of these standards had no significant impact on the amended condensed consolidated interim financial statements.

IFRS 10 - Consolidated Financial Statements
IFRS 11 - Joint Arrangements
IFRS 12 - Disclosure of Interests in other Entities
IFRS 13 - Fair Value Measurement
IFRS 7 – Financial Instruments Disclosures
IAS 27 - Separate Financial Statements
IAS 28 - Investments in Associates and Joint Ventures

BATTLE MOUNTAIN GOLD INC.
Notes to the Amended condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
For the Nine Months Ended July 31, 2014

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) New Accounting Standards Not Yet Adopted

Certain new accounting standards and interpretations have been published that are not mandatory for reporting period ended July 31, 2014. Management has decided against early adoption of these standards. Management’s assessment of the impact of these new standards and interpretations is set out below:

IFRS 9 – ‘Financial Instruments’

This standard and its consequential amendments are tentatively effective for reporting periods beginning on or after January 1, 2018. This standard introduces new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortized cost or fair value. To be classified and measured at amortized cost, assets must satisfy the business model test for managing the financial assets and have certain contractual cash flow characteristics. All other financial instrument assets are to be classified and measured at fair value. This standard allows an irrevocable election on initial recognition to present gains and losses on equity instruments (that are not held-for-trading) in other comprehensive income, with dividends as a return on these investments being recognized in profit or loss.

In addition, those equity instruments measured at fair value through other comprehensive income would no longer have to apply any impairment requirements nor would there be any ‘recycling’ of gains or losses through profit or loss on disposal. The accounting for financial liabilities continues to be classified and measured in accordance with IAS 39, with one exception, being that the portion of a change of fair value relating to the entity’s own credit risk is to be presented in other comprehensive income unless it would create an accounting mismatch. The impact of this proposed new standard, if, as and when finalized and adopted, is yet to assessed.

IAS 32 - ‘Financial Instruments: Presentation’

IAS 32 amendment provides clarification on the application of offsetting rules. The amendments are effective for annual periods beginning on or after January 1, 2014. This standard will be adopted on November 1, 2014 and the Company does not believe its adoption will have a significant effect on its financial reporting.

IAS 36 – ‘Impairment of Assets’

On May 29, 2013, the IASB made amendments to the disclosure requirements of IAS 36, requiring disclosure, in certain instances, of the recoverable amount of an asset or cash generating unit, and the basis for the determination of fair value less costs of disposal, when an impairment loss is recognized or when an impairment loss is subsequently reversed. These amendments are effective for annual periods beginning on or after January 1, 2014. This standard will be adopted on November 1, 2014 and the Company does not believe its adoption will have a significant effect on its financial reporting.

3. FUNDS HELD IN TRUST

At the period end funds of $46,000 were held in the Company’s solicitors’ trust account. It is expected these funds will be applied to current and future legal costs.

4. RECEIVABLES

	July 31,	October 31,
	2014	2013
Goods and services tax recoverable	$9,221	$-
Other receivables	7,076	-

Receivables	$16,297	$-

BATTLE MOUNTAIN GOLD INC.
Notes to the Amended condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
For the Nine Months Ended July 31, 2014

5. EXPLORATION AND EVALUATION ASSETS

(a) Lewis Gold Project

(i) Interest of the Company

The Company entered into an option agreement dated March 13, 2013, amended October 23, 2013 and March 10, 2014, with NRC for an exclusive option to acquire a 40% right, title and interest in a joint venture which holds mining claims located in Battle Mountain Mining District in Lander County, Nevada, USA (the "Lewis Gold Project"). To exercise this option, the Company must make cash payments and issue Common Shares to NRC as follows.

Date	Cash Payments	Common Share Issuances
Issued on the date of Option Agreement	$50,000 (paid)	2,000,000 Common Shares(issued)
September 13, 2013	$50,000 (paid)
October 13, 2015	$1,600,000 **

** At the sole discretion and option of the Company, payment of $1,600,000 may be made in either cash or in common shares of the Company, or in the case of a reverse take-over, common shares of the resulting public company bearing any applicable legends and restrictions as required by applicable securities laws, at a share price equal to the lesser of: (1) in the case of an initial public offering, the initial public offering share price; (2) the market price; and (3) $0.40 per share. The October 13, 2015 due date will be accelerated to the date which occurs 10 days following the closing any financing or financings that result in BMG or its subsidiary having raised an aggregate total of more than $10,000,000.

(ii) Interest of Madison

Pursuant to a series of agreements dating from 2002 Madison holds clear title, subject to the Royalty agreement described below, to the other 60% interest in the joint venture, described above, which holds the Lewis Gold Project. In its fiscal year ended October 31, 2011 Madison wrote down all its cumulative costs to date in the Lewis Gold Project in the amount of $7,933,976. Subsequently, in its fiscal years ended October 31, 2012 and 2013 Madison expended and recorded as exploration expenditures on the project the amounts of $81,010 and $118,956 respectively and for the six months ended April 30, 2014 the amount of $47,320.

As a result of the accounting for the RTO as set out in Note 13, an amount of $1,966,804 has been ascribed to the contribution by Madison of its interest in the joint venture which holds the Lewis Gold Project and has been recorded as a carrying cost of the project in the accounting records of the Company.

(iii) Royalty agreement

The Lewis Gold Project property is subject to an advanced minimum royalty payment of USD$60,000 per annum, payable each December, subject to annual price-index-based escalation, which may be credited against certain production royalties. The most recent escalated payment made December 2013 was USD$76,499 which was paid as to 40% by the Company and as to 60% by Madison.

(b) Plumas Agreement

On April 24, 2012, the Company entered into a property agreement with Americas Gold Exploration Inc. (“AGE”) to acquire certain mineral interests in the State of Nevada (the “Plumas Agreement”). As consideration, the Company paid US$55,000 to AGE in May 2012 and was to issue 2,000,000 of its common shares to AGE upon receiving consent to the transaction from regulatory authorities. In addition, the Company agreed to grant the President of AGE an option to purchase 500,000 shares of the Company at a cost of $0.10 per share which was to be exercisable on the earlier of (1) Exchange approval or (2) June 30, 2012.

On February 7, 2013, the Company and AGE terminated the Plumas Agreement. The Company will not issue 2,000,000 common shares to AGE and will not grant the option on 500,000 shares of the Company to the President of AGE. The US$55,000 payment was retained by AGE. Furthermore, prior to the Company’s proposed RTO transaction with Madison, the Company agreed to issue 500,000 shares (issued) to the President of AGE. As a result of the termination of this property agreement, $54,945 arising from cash costs related to the property agreement were written off in the year ended October 31, 2013 and $50,000 ascribed to the shares issued to the President of AGE was written off in the period ended April 30, 2014.

BATTLE MOUNTAIN GOLD INC.
Notes to the Amended condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
For the Nine Months Ended July 31, 2014

5. EXPLORATION AND EVALUATION ASSETS (continued)

(c) Summary by Project	Phoenix	Plumas	Total

Balance at October 31, 2012	$-	$54,945	$54,945

Acquisition costs
Shares issued	200,000		200,000
Cash	100,000		100,000
Claim maintenance	22,785		22,785
Field expenses	29,647		29,647
Foreign exchange	4,032		4,032
Write-off of costs	-	(54,945)	(54,945)
Balance at October 31, 2013	356,464	-	356,464

Acquisition costs
Shares issued	-	50,000	50,000
Exploration costs
Field expenses	32,554	-	32,554
Write-off of exploration and evaluation assets	-	(50,000)	(50,000)
Foreign exchange	18,924	-	18,924
Balance at May 14, 2014 RTO date	407,942	-	407,942

RTO purchase costs allocated to project (Note 13)	1,966,804	-	1,966,804
Claim maintenance	66,389		66,389
Field expenses	91,595	-	91,595
Balance at July 31, 2014	$2,532,730	$-	$2,532,730

6. TRADE AND OTHER PAYABLES

	July 31,	October 31,
	2014	2013
Trade accounts payable	$146,045	$158,892
Accrued payables	64,654	-

Trade and other payables	$210,699	$158,892

7. SHARE CAPITAL

(a) Share capital

Authorized: an unlimited number of common shares with no par value.

Transactions for the nine months ended July 31, 2014:

On November 12, 2013, the Company issued 3,200,000 common shares at a cash price of $0.10 per share for gross proceeds of $320,000 of which $35,000 was received during the year ended October 31, 2013.

On February 28, 2014 the Company issued 5,050,000 common shares at a cash price of $0.10 per share for gross proceeds of $505,000. A total of 270,000 shares with a fair value of $27,000 were issued as finders’ fees in relation to the issuance.

On February 28, 2014 the Company issued 500,000 common shares at the ascribed fair value of $0.10 per share for the termination of the Plumas Mine Property Agreement (Note 5).

On May 14, 2014 the Company issued 11,041,386 common shares at the ascribed fair value of $0.16 per share in exchange for 44,165,547 shares of Madison Minerals Inc., consolidated on a one new share for four old shares basis, pursuant to the RTO.

BATTLE MOUNTAIN GOLD INC.
Notes to the Amended condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
For the Nine Months Ended July 31, 2014

7. SHARE CAPITAL (continued)

(b) Warrants

At October 31, 2013 the Company had outstanding purchase warrants exercisable to acquire 2,000,000 shares at the exercise price of $0.15 per share for a term expiring March 21, 2018. These warrants remain outstanding at July 31, 2014 at which date they had a remaining life of 3.64 years.

Pursuant to the RTO, 1,000,000 warrants of Madison exercisable at the price of $0.16 per share for a term expiring April 14, 2015 were exchanged on May 14, 2014 for 250,000 warrants of the Company exercisable at the price of $0.64 per share with the same term. As of July 31, 2014 this set of warrants had a remaining life of 0.79 years.

(c) Escrow conditions

As a component of the RTO transaction the Exchange imposed escrow restrictions on a total of 6,253,397 issued shares as follows: 1,753,397 shares to be released in various tranches over a 36-month period ending May 14, 2017 and 4,500,000 shares to be released over a four-month period ending September 14, 2014. As at July 31, 2014 escrow conditions continued in effect for a total of 3,430,557 issued shares.

8. RELATED PARTY BALANCES AND TRANSACTIONS

(a) Compensation of Officers and Directors

Following the RTO and to July 31, 2014 the Company paid or accrued directors’ fees to two directors totaling $5,000, geological consulting fees totaling $AUD 12,070 to one director, and consulting fees totaling $19,800 to a senior officer for management services. The amounts of $5,000 and $19,800 were charged to salaries and benefits and the amount of $AUD 12,070 is included in field expenses of $91,595 set out in Note 5.

(b) Loans from Related Parties

During the year ended October 31, 2013, the Company received unsecured loans from a then director, who has subsequently resigned. The loans bore interest at 6% per annum and were due on demand. The principal on the loans was repaid in full during the period ended July 31, 2014. The accrued interest was forgiven and the amount was reversed. During the nine months ended July 31, 2014, Madison received an unsecured loan of $20,000 from a director of Madison, who has become a director of the Company following the RTO. The loan bore interest at 6% per annum and was due on demand. The principal on the loans was repaid in full in June 2014 together with interest earned of $296.

(c) Debt Settlements

Pursuant to the RTO transaction, the Company settled indebtedness of Madison to former Madison directors formerly classified by Madison as accrued liabilities totaling $385,230 as follows: 50% was forgiven by the former Madison directors totaling $192,615; 25% or $96,307 was settled by the issue, immediately prior to the effectiveness of the RTO, of 1,926,150 common shares of Madison on a pre-consolidation basis at the ascribed price of $0.05 per share, which were then consolidated four old shares for one new share into 481,537 post-consolidation shares of the Company and included in the common shares issued by the Company to the former shareholders of Madison as set out in Note 7(a); and the balance, $96,308 was paid to the former Madison directors in cash. One former director of Madison has become a director of the Company pursuant to the RTO transaction. His holding in the above amounts was accrued liabilities of $258,130; amount forgiven $129,065; amount settled for shares $64,532 represented in due course by the issue of 322,660 shares of the Company; amount settled for cash $64,533.

9. SEGMENTED INFORMATION

The Company’s activities are all in the one industry segment of exploration and evaluation property acquisition, exploration and development. Exploration and evaluation assets are located in the State of Nevada, USA.

BATTLE MOUNTAIN GOLD INC.
Notes to the Amended condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
For the Nine Months Ended July 31, 2014

10. FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company believes it has no significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. As at July 31, 2014 the Company has working capital of $130,236 (October 31, 2013 –$22,046) and management understands they will need to continue raising capital through equity markets to ensure the Company can meet its financial obligations as they become due.

Foreign exchange risk

The Company’s functional currencies are the Canadian and US dollars. There is a foreign exchange risk to the Company as some of its future exploration and evaluation property interests and resulting commitments are located in the United States. Management monitors its foreign currency balances and makes adjustments based on anticipated need for currencies. The Company does not engage in any hedging activities to reduce its foreign currency risk.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash. The Company's policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash and cash equivalents mature impact interest income earned. Management does not believe the Company is exposed to significant interest rate risk.

Commodity price risk

While the value of the Company's exploration and evaluation assets is related to the price of gold and other minerals, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks with respect to its operational activities. Gold and other mineral prices have historically fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, the perception of market participants about the price and future price prospects for gold, industrial and retail demand, levels of worldwide production, and forward sales by producers and speculators.

Fair value

The fair value of the Company's financial assets and liabilities approximates the carrying amount due to the short-term nature. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 - Inputs that are not based on observable market data.

11. CAPITAL MANAGEMENT

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern. The Company monitors its adjusted capital which comprises all components of equity. The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue common shares through private placements. The Company is not exposed to any externally imposed capital requirements. No changes were made to the Company’s capital management practices during the period ended July 31, 2014.

BATTLE MOUNTAIN GOLD INC.
Notes to the Amended condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
For the Nine Months Ended July 31, 2014

12. SUBSEQUENT EVENTS

On August 14, 2014 the Company, pursuant to its stock option plan, granted stock options to certain directors, officers, employees and consultants for the purchase of up to 1,550,000 shares exercisable at the price of $0.25 per share for a five year term ending August 14, 2019.

On September 22, 2014 the Company borrowed for cash proceeds a total of $100,000 as to $50,000 each from two individuals, one a director and senior officer of the Company and the other an arm’s length party. The loans are unsecured, bear interest at 6% and are to be repaid from proceeds of the next equity financing carried out by the Company.

13. REVERSE TAKEOVER TRANSACTION

On March 13, 2014, the Company and Madison announced that they had entered into a share exchange agreement whereby they agreed to complete a reverse takeover (the “RTO”).

On May 14, 2014, the Company completed this transaction whereby, among other matters, the security holders of the Company exchanged all of their securities of the Company for like-securities of Madison on a one-for-one basis. Immediately prior to the share exchange, Madison completed a consolidation of its authorized and issued capital and its issued warrants pursuant to which each common share or warrant was consolidated on a four (4) for one (1) basis such that each four (4) common shares or warrants were consolidated into one (1) post-consolidation share or warrant.

Madison issued 11,041,386 post-consolidation shares to the shareholders of the Company. As a result of this share issuance, the shareholders of the Company obtained control of the combined entity by obtaining approximately 58% of the common shares of the combined entity. Accordingly, for accounting purposes, the Company was treated as the accounting parent company (legal subsidiary) and Madison has been treated as the accounting subsidiary (legal parent) in these consolidated financial statements. As the Company was deemed to be the acquirer for accounting purposes, its assets, liabilities and operations since incorporation are included in these consolidated financial statements at their historical carrying value. Madison’s results of operations have been included from May 14, 2014. The transaction was accounted for as an asset acquisition.

For purposes of this transaction, the consideration paid was the fair value of shares and warrants deemed issued or granted by the Company which had an aggregate fair value of $1,766,622. The purchase price was allocated to the net assets acquired as follows:

$
Cash	7,923
Marketable securities	3,468
Prepaid	3,467
Receivables	4,777
Exploration and evaluation assets	1,966,804
Trade and other payables	(219,817)

Net assets acquired	1,766,622

Fair value of 11,041,386 shares deemed issued by BMGMI	1,766,622

As a further consequence of the RTO, related party debt totaling $385,230 was settled as set out in Note 8(c), and the amount of $66,634 due to an arm’s length professional services provider was settled by the issue of 1,322,680 pre-consolidation shares of Madison which were converted to 331,170 post-consolidation shares of the Company by way of being included in the 11,041,386 shares of the Company exchanged for Madison shares as set out in Note 7(a).

Transaction costs of the RTO were incurred and expensed by the Company prior to May 14, 2014.

Battle Mountain Gold Inc.	FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JULY 31, 2014 - AMENDED

Introduction

Battle Mountain Gold Inc. is a junior mineral exploration company listed on the TSX Venture Exchange under the trading symbol “BMG” and on the U.S. OTC Bulletin Board under the symbol “BMTNF”. Battle Mountain’s current exploration focus is the Lewis Gold Project in the Battle Mountain District of Nevada. This management discussion and analysis related to the Company’s financial statements as at July 31, 2014 and for the nine months then ended – as amended - (the “Amended Q3 Financial Statements”) and should be read together with those statements.

Re-filing of financial statements

On September 29, 2014 the Company filed its financial statements and related management discussion and analysis for the third fiscal quarter ended July 31, 2014. At that time certain financial statement information for the comparative period ended July 31, 2013, which had not been prepared or filed in 2013, was omitted because of the impracticability of preparing it as perceived by management. Management believed certain statutory relief provisions existed which permitted these omissions. Upon reviewing our filing, the British Columbia Securities Commission disagreed with this perception and that statutory relief existed, and requested that amended financial statements and related MD&A be prepared and filed. Accordingly, we have filed amended financial statements containing the comparative information previously omitted together with this MD&A which discusses the amended financial statements.

Reverse takeover transaction (“RTO”)

Pursuant to a business combination transaction completed May 14, 2014 which took the form of a reverse takeover (the “RTO”), the Company is regarded for accounting purposes as the acquirer of Madison Minerals Inc. (“Madison”) the other party to the RTO (although Madison was the acquirer of the Company in legal terms). The RTO had a profound and fundamentally material effect on the Company, its share capital structure, its Board of Directors, its assets, liabilities, shareholders’ equity, working capital and liquidity; so much so that management believes there is a fundamental lack of comparability between the period ended July 31, 2014 and previous financial quarters or other periods reported on. The transaction was accounted for as an asset acquisition.

Among other matters, the Company was a private company and not a reporting issuer as defined in Canadian and British Columbia securities law as at July 31, 2013 and for the three month and nine month periods then ended. It was not required to prepare, and did not prepare, financial statements at that date or for the periods then ended. The Company had entirely different management, accounting practices and business activities at that time.

Further, as a consequence of the RTO the Company, on a consolidated basis, has acquired Madison’s 60% interest in the Lewis Gold Project. Prior to this the Company held, and continues to hold, an option on a 40% interest as described in Note 5 Interest of the Company to the Amended Q3 Financial Statement. This acquisition has been recognized with a material increase to the Company’s consolidated exploration and evaluation assets as set out in Note 5(c) Summary by Project.

As a further material element of the RTO, the Company’s share capitalization has undergone a material increase as set out in the Statement of Changes in Shareholders’ Equity and Note 7 to the Amended Q3 Financial Statements. A further material element of the RTO is the reduction in former debt of Madison set out in Note 8(c).

The financial accounting effects of the RTO are summarized in Note 13 to the Amended Q3 Financial Statements.

Both before and after the RTO, Battle Mountain is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. We do not currently have any producing properties and our current operations are exploratory searches for mineable deposits of minerals. Our focus is the Lewis Gold Project.

This amended MD&A is dated November 6, 2014 and discloses specified information up to that date. Battle Mountain is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Company’s financial statements are expressed in Canadian dollars. Throughout this report we refer from time to time to “Battle Mountain”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Battle Mountain Gold Inc. which is the reporting issuer in this document. We recommend that users read the “Cautionary Statements” on the last page of this document.

Battle Mountain Gold Inc.
(formerly Madison Minerals Inc.)
Nine months ended July 31, 2014
Management Discussion and Analysis - AMENDED
Page 2 of 6

Management changes

As set out in our news release dated May 14, 2014 former directors of Madison Vivian Danielson, Nell Dragovan, Bob Sibthorpe and Jim Stewart resigned effective that date and were replaced by two new directors of Battle Mountain Gold, Steven Garwin and Larry Kornze, both with long histories of senior geology roles.

Lack of comparability in the Amended Q3 Financial Statements

As set out in Notes 1, 2(a), 5, 7(a), 8 and 13 to the Amended Q3 Financial Statements, the RTO resulted in a significant and material restructuring of the parent-subsidiary relationships within the Company. Accordingly, the prior period information for Q3 of 2013 in the Amended Q3 Financial Statements, which is based solely on the former private company now known as BMG Mining Inc., reflects a company which is very different from the current consolidated public company whose Q3 2014 interim financial information is set out in the Amended Q3 Financial Statements.

Overall Performance

The following summarizes the significant events and transactions in the Lewis Gold Project and our financing activities during and subsequent to the three most recent fiscal quarters, November 2013 to July 2014.

Lewis Gold Project, Nevada

During the previous three fiscal years the joint venture minimized expenditures on the Lewis Gold Project, reflecting its uncertainty about market and financing conditions. Notably, however, the joint venture expended US$76,499 in November 2013 for the advance royalty payment for 2014. As set out in Note 5(c), prior to the RTO date May 14, 2014 the Company expended $32,554 in field expenses, and subsequent to the RTO date has expended a further $91,595 in field costs and $66,389 in claim maintenance costs.

A 2014 program and budget for field work at the Lewis Gold Project has been adopted conforming to the USD $355,000 budget set out in the Proposed Work Budget section of the Information Circular dated March 28, 2014. This program and budget represents a re-establishment of significant exploration activity at the project after the hiatus of the previous three fiscal years. A summary in considerable detail of the proposed program is set out in our news release dated June 25, 2014, to which readers are encouraged to refer. This release is available on the SEDAR website under the Company’s profile. On each of September 2 and September 15 we issued additional technical news releases reporting exploration updates including assay and survey results and these releases are also available on SEDAR.

Ownership interests in the Lewis Gold Project

Since 2005 Madison Minerals Inc. (now Battle Mountain Gold Inc.) has held a 60% joint venture interest in the project. BMG Mining Inc. (“BMGMI”), the private company acquired, in the legal sense, in the RTO, holds an option to acquire the remaining 40% joint venture interest, currently held by an arm’s length third party (the “Optionor”). Prior to the RTO, BMGMI had made cash payments to the Optionor totaling $100,000 and had issued 2,000,000 of its common shares to the Optionor (which shares have subsequently taken the form of common shares of Battle Mountain Gold Inc.). The sole remaining material condition to the exercise of the option is that the Company, at its sole discretion and option, pay the Optionor $1,600,000 either in cash or in its common shares at a share price equal to the lesser of the market price and $0.40 per share on or before October 13, 2015 except that this due date will be accelerated to that date which occurs 10 days following the closing of any financing or financings that result in the Company having raised an aggregate total of more than $10,000,000.

Comment on the nature of and presumption of continuance of our operations

As set out in Note 1 to the Amended Q3 Financial Statements, our financial reporting assumes continuing operations in the normal course of business. At this stage of development, Battle Mountain does not generate cash flow and consumes significant cash resources in carrying on its exploration business. Readers should note that during the first three fiscal quarters of 2013-2014 the Company has drawn down its total cash resources by a net $432,812 as set out in the statement of cash flows, and that as at July 31, 2014 the Company had a working capital of $130,236. Accordingly, Note 1 to the Amended Q3 Financial Statements states that significant doubt exists about our ability to continue as a going concern due to the uncertainties described in that note.

Battle Mountain Gold Inc.
(formerly Madison Minerals Inc.)
Nine months ended July 31, 2014
Management Discussion and Analysis - AMENDED
Page 3 of 6

Liquidity

The Company relies on its cash resources, primarily, to fund its ongoing exploration plans and general and administrative efforts in support of those plans.

A 2014 program and budget for field work at the Lewis Gold Project has been adopted conforming to the budget set out in the Proposed Work Budget section of the Circular in the amount of USD $355,000 of which approximately USD $155,000 had been expended to July 31, 2014 and of which approximately USD $265,000 is budgeted to be expended at the date of this report. Including the loans totaling $100,000 in September 2014 set out in Note 12 to the Amended Q3 Financial Statements, in our MD&A previously filed on September 29, 2014 we stated that “we expect we will need to access the equity markets by November of this year”. November has now arrived, and we have deferred an equity financing plan until January of 2015. Our current cash resources are at a low level, and we now expect to require further loan financing from certain existing shareholders to fund our operations into 2015 when we will recommence our equity financing plans. While we expect this loan financing will be available, until it is in place there is no assurance that it will occur. Currently all cash expenditures are being held to a minimum. We are meeting current obligations as they become due.

Capital Resources

At the date of this report Battle Mountain has a modest working capital position as discussed in the preceding section Liquidity. We have no commitments for capital expenditures as at July 31, 2014 or at the date of this report. However, we anticipate the need for a payment estimated at USD $78,000 by late December 2014 to maintain in good standing the royalty agreement described in Note 5 to the Amended Q3 Financial Statements. As set out in the preceding section, we expect we will need to access the equity markets by January of 2015, and until that time will need to rely on loan financing from certain existing shareholders.

Results of Operations – Summary of Quarterly Results

	Three	Three	Three	Three	Three	Three	Three
	Months	Months	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	July 31,	April 30,	January 31,	October 31,	July 31,	April 30,	January 31,
	2014	2014	2014	2013	2013	2013	2013
Total assets	2,873,666	1,225,261	$ 820,506	$ 662,749	$ 356,589	$ 335,552	$ 91,885
Resource properties	2,532,730	407,942	413,974	356,464	327,730	304,945	54,945
Revenues	nil	nil	nil	nil	nil	nil	nil
Net loss for the period	135,887	152,532	51,806	66,541	8,566	129,019	29,518
Loss per share (Note 1)	0.01	0.02	0.01	0.02	0.00	0.07	NA

Note 1:

Seven quarters are presented as financial information for the three months ended October 31, 2012 was not prepared. The loss per share for the January 31, 2013 quarter is not meaningful because there was nominal share capital at the end date. Losses by quarter do not necessarily agree to the loss for the year to date.

Discussion of quarterly results

During the fiscal quarter ended July 31, 2014, total assets increased to $2.9 million from $1.2 million at April 30, 2014, principally arising from the net assets acquired in the RTO transaction as summarized in Note 13. Operations for the three months ended July 31, 2014 are not comparable to the three months ended April 30, 2014 because of the acquisition of Madison on May 14, 2014 which has materially affected numerous cost centres such as office and rent and salaries and benefits. The Company has gone in the third fiscal quarter from having no staff and no office premises to having three staff and standard office premises, and commenced a program of field work at the Lewis Gold Project.

Battle Mountain’s management believes that the financial analysis of a resource exploration company is prudently focused on the statement of cash flows. This statement demonstrates our ability to raise and maintain the necessary funding to pursue our exploration targets and to administer the Company while doing so. For the nine months ended July 31, 2014 we decreased our cash resources by $44,000 made up mainly by the $453,000 cash costs of operations, by the expenditure of $217,000 allocated to the Lewis Gold Project, and by the repayment of prior loans, offset almost entirely by cash proceeds collected in the period from share equity private placements arranged at the end of the prior fiscal year.

Battle Mountain Gold Inc.
(formerly Madison Minerals Inc.)
Nine months ended July 31, 2014
Management Discussion and Analysis - AMENDED
Page 4 of 6

Battle Mountain concluded the third fiscal quarter with a modest cash balance of $262,171. Working capital was $130,236 which has sustained us through the end of the fiscal year at October 31, 2014.

The operating results of junior exploration companies typically demonstrate wide variations from period to period. These variances arise from fluctuations in such costs as share-based payments, exploration costs expensed or written down, professional and consulting fees, transfer and filing fees, public relations costs and general office expense. Management of Battle Mountain does not believe that much meaningful information about our operations can be derived from an analysis of quarterly fluctuations in more detail than presented in the quarterly and annual financial statements. In particular, the results for the three months ended July 31, 2014 include the operations of the former Madison including the engagement of former Madison staff operating from former Madison premises. Because of the acquisition of Madison on May 14, 2014, management does not believe there is any basis for meaningful comparison with the operations of the prior private company Battle Mountain Gold Inc. for the comparative periods in 2013.

The significant changes in Battle Mountain’s key financial data over the seven quarters scheduled above are attributed principally to exploration expenditures on the Lewis Gold Project in Nevada and to administrative efforts in support of the project. The matters set out in Lack of comparability in the Amended Q3 Financial Statements above should be borne in mind.

Related Party Transactions

During the nine months ended July 31, 2014, Battle Mountain paid or accrued salaries and benefits of $19,800 to Ian Brown, the Chief Financial Officer for management services, $2,500 to Chet Idziszek, the Chief Executive Officer, and $2,500 to independent director Larry Kornze for directors’ fees, and AUD $12,070 to Steven Garwin, an independent director, for geological consulting. As at July 31, 2014, accounts payable and accrued liabilities included $4,800 due to Mr. Brown for accrued unpaid salary, and $2,500 to Mr. Kornze for unpaid director fees. These amounts have subsequently been paid. All of these transactions arose in the normal course of operations and are measured at the amount of consideration established and agreed to by the Company and the related parties. Also, as set out in Note 8 to the Amended Q3 Financial Statements, in March 2014 Mr. Idziszek made a cash loan to Madison of $20,000 for general working capital purposes, bearing simple interest at six per cent. This loan was repaid in full by the Company in June 2014 including interest of $296. As also set out in Note 8, as part of the RTO and pursuant to agreements made prior to the RTO, Mr. Idziszek forgave accrued management fees from prior years of $129,065, settled a further $64,532 for pre-consolidation shares of Madison (subsequently exchanged for post-consolidation shares of the Company) and was paid the $64,533 balance of the prior years’ accrued fees in cash. As set out in Note 12, Mr. Idziszek has lent the Company $50,000 in September 2014, unsecured and with no fixed terms of repayment, bearing simple interest at maturity at six per cent.

Financial Instruments

Battle Mountain’s material financial instruments consist of cash, funds held in trust, marketable securities, receivables, trade and other payables and loan payable. Unless otherwise noted, it is management’s opinion that we are not exposed to significant interest, currency or credit risks arising from these financial instruments. Cash, funds held in trust and marketable securities are carried at fair value using a level 1 fair value measurement. The fair values of our other financial instruments are approximately equal to their carrying values due to short maturity terms. The Company maintains modest amounts of U.S. dollar bank holdings, exposing the Company, on an accounting basis, to a modest foreign exchange risk. Battle Mountain has to date not entered into the use of derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations and does not currently intend to do so. Our marketable securities are measured at fair value based on quoted market prices, using the closing bid price at the statement of financial position date. This is consistent with level 1 of the fair value hierarchy described in Note 10 to the October 31, 2013 audited Financial Statements.

Risk Factors

The following is a brief summary of certain risk factors for which adverse occurrences may have a material impact on the Company’s future financial performance. The factors set out below represent only those risks which in management’s judgment constitute the most serious risk threats.

Battle Mountain Gold Inc.
(formerly Madison Minerals Inc.)
Nine months ended July 31, 2014
Management Discussion and Analysis - AMENDED
Page 5 of 6

Risks to investors of significant fluctuations in share prices and share price volatility

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Since trading of “BMG” on a post-consolidation basis commenced on May 14, 2014 the per share price has fluctuated from a high of $0.355 to a low of $0.10 with a most recent close, October 31, of $0.13. It is probable that such price fluctuations will continue to occur.

Risks of the Company’s exploration efforts failing to establish a viable mining project

The Company is engaged in the business of acquiring interests in mineral properties in the hope of establishing mineral reserves. The Company's property interests are in the exploration stage only and are without a known body of commercial ore. Accordingly, there is a low likelihood that the Company will realise any profits in the short to medium term. Any profitability in the future from the Company's business will be dependent upon locating mineral reserves, which itself is subject to numerous risk factors. The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. In exploring its mineral deposits, the Company will be subjected to an array of complex economic factors and accordingly there is no assurance that a positive feasibility study or any projected results contained in a feasibility study of a mineral deposit will be attained. Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in exploring properties. Such delays could have a materially adverse affect on the financial performance of the Company.

Risks of failing to meet additional substantial funding requirements

The Company has not received cash flow from operations in the past and cash flow is not expected in the next few years to satisfy the Company’s operational requirements and cash commitments. In the past, the Company has relied on sales of equity securities to meet most of its cash requirements, together with management fees, property payments and sales or joint ventures of properties. There can be no assurance that funding from these sources will be sufficient in the future to satisfy operational requirements and cash commitments.

As a result of the RTO and the related financial effects as set out in Notes 7 and 13 to the Amended Q3 Financial Statements, the Company maintained sufficient financial resources to fund fiscal 2013-2014 tenure costs and its current field work program at the Lewis Gold Project and to provide for administrative costs through the fiscal year end date October 31, 2014. Readers are specifically referred to the section “Liquidity” on page 3 above. Further exploration programs, if adopted in the current or future years, will require additional financing to proceed. The exploration of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of equity financing, the joint venturing of projects, debt financing, or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit all or a portion of its interest in its properties or reduce or terminate its operations on such properties.

Statutory Disclosure

Important additional information about Battle Mountain, including prior financial statements, news releases, technical reports and material change reports, is available on the SEDAR website – www.sedar.com – under the Company’s profile.

Disclosure by venture issuer without significant revenue

Analyses of the material components of Battle Mountain’s general and administrative expenses for the current fiscal year to date are provided in the financial statements to which this MD&A relates. It is important to note that the Company’s statement of comprehensive loss contains the activities of Madison only from the date of the RTO, May 14, 2014 to the end of the current fiscal quarter on July 31, 2014. The results for the three months ended July 31, 2014 are accordingly not representative of results which may be expected in subsequent fiscal quarters and on an ongoing basis.

Battle Mountain Gold Inc.
(formerly Madison Minerals Inc.)
Nine months ended July 31, 2014
Management Discussion and Analysis - AMENDED
Page 6 of 6

Outstanding Share Data

The authorized share capital of the Company is an unlimited number of common shares without par value of which 26,461,386 were outstanding at July 31, 2014 and at the date of this report.

At July 31, 2014 Battle Mountain had no incentive stock options outstanding. On August 14, 2014 the Company announced the grant of 1,550,000 options to eligible persons exercisable for a five year term ending August 14, 2019 at the price of $0.25 per share, and these options remain issued and outstanding at the date of this report.

At July 31, 2014 and to the date of this report, as set out in Note 7(b) to the Amended Q3 Financial Statements, Battle Mountain had 2,000,000 share purchase warrants outstanding exercisable at $0.15 per warrant for a term expiring in March 2018 and 250,000 share purchase warrants outstanding exercisable at $0.64 per warrant for a term expiring in April 2015.

Vancouver, British Columbia	ÐÑÐÑÐÑ	November 6, 2014

We recommend that users of this report read the following Cautionary Statements.

Cautionary Statements

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, certain statements regarding the RTO first set out above under the heading Reverse takeover transaction, and further alluded to from time to time elsewhere in this document, certain statements about our plans for future financing including making loans from certain parties, and our exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, our estimates of exploration investment and the scope and timing of exploration programs, and (ii) estimates of share-based payments expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price and other volatility in the financial markets and in the mineral commodities we seek, and operational and political risks. We recommend that users of this document do not place undue reliance on forward-looking statements.

Form 52-109F2R
Certification of Refiled Interim Filings

This certificate is being filed on the same date that Battle Mountain Gold Inc. (the “issuer”) has refiled the interim financial report and interim MD&A (together, the “interim filings”) of Battle Mountain Gold Inc. (the “issuer”) for the interim period ended July 31, 2014.

I, Chet Idziszek, Chief Executive Officer, Battle Mountain Gold Inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of the issuer for the interim period ended July 31, 2014.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: November 7, 2014

“Chet Idziszek”
Chet Idziszek
Chief Executive Officer

NOTE TO READER

In contrast to the usual certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), namely, Form 52-109F2, this Form 52-109F2 – IPO/RTO does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of an issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 in the first financial period following

•	completion of the issuer’s initial public offering in the circumstances described in s. 5.3 of NI 52-109;
•	completion of a reverse takeover in the circumstances described in s. 5.4 of NI 52-109; or
•	the issuer becoming a non-venture issuer in the circumstances described in s. 5.5 of NI 52-109;

may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109F2R
Certification of Refiled Interim Filings

This certificate is being filed on the same date that Battle Mountain Gold Inc. (the “issuer”) has refiled the interim financial report and interim MD&A (together, the “interim filings”) of Battle Mountain Gold Inc. (the “issuer”) for the interim period ended July 31, 2014.

I, Ian Brown, Chief Financial Officer, Battle Mountain Gold Inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of the issuer for the interim period ended July 31, 2014.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: November 7, 2014

“Ian Brown”
Ian Brown
Chief Financial Officer

NOTE TO READER

In contrast to the usual certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), namely, Form 52-109F2, this Form 52-109F2 – IPO/RTO does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of an issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 in the first financial period following

•	completion of the issuer’s initial public offering in the circumstances described in s. 5.3 of NI 52-109;
•	completion of a reverse takeover in the circumstances described in s. 5.4 of NI 52-109; or
•	the issuer becoming a non-venture issuer in the circumstances described in s. 5.5 of NI 52-109;

may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.